CBL & ASSOCIATES PROPERTIES, INC.
CBL Center
2030 Hamilton Place Blvd., Suite 500
Chattanooga, Tennessee 37421

September 4, 2014

Ms. Angela McHale
Attorney-Advisor
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-3561

RE:     CBL & Associates Properties, Inc. (herein “CBL”)
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
SEC File No. 001-12494

CBL & Associates Limited Partnership (herein the “Operating Partnership”)
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
SEC File No. 333-182515-01

Dear Ms. McHale:

In reference to your comment letter of August 21, 2014 and with respect to your review of our Form 10-K for the fiscal year ended December 31, 2013, filed March 3, 2014, this letter sets forth CBL's and the Operating Partnership’s (collectively, the “Company”) responses to each comment, numbered to correspond to the Staff's letter.
Same-Center Net Operating Income, page 54

1.	In future Exchange Act periodic reports, in your discussion of changes in same-center NOI, please address the relative impact of occupancy and rent rate changes.

We acknowledge the Staff’s comment regarding expanded disclosure of the relative impact of occupancy and rent rate changes on same-center NOI. The Company does not analyze the impact of occupancy and rent rate changes for a reporting period for the same-center portfolio or each property type within the same-center portfolio. However, we do analyze such metrics determined as of the end of each reporting period for our same-center stabilized malls category (a subset of our same-center mall category) which generates the majority of our same-center NOI. Please note that the Company disclosed the occupancy and average annual base rents as of December 31, 2013 and 2012 for same-center stabilized malls on page 56 of the Form 10-K for the Fiscal Year Ended December 31, 2013. While we cannot meaningfully relate changes in occupancy and rental rates to changes in same-center NOI on an absolute dollar basis for the reason described above, we will expand our disclosure of the changes in same-center NOI in future filings to identify the relative impact of occupancy and rent rate changes. The following is an example of the revised disclosure related to same-center net operating income, using the disclosure from our Form 10-K for the Fiscal Year Ended December 31, 2013 as an example, with the expanded disclosure underlined:
“Same-center NOI increased $5.9 million for the year ended December 31, 2013 compared to 2012. Our NOI growth of 0.9% for 2013 as compared to the prior year benefited from an increase of 10 basis points in the occupancy of our same-center stabilized mall portfolio combined with an increase in average annual base rents of 1.0% for our same-center stabilized mall portfolio compared to the prior-year period. These benefits were partially offset by the impact of lower performing Properties, which we plan to continue to divest over time, subject to market conditions. Additionally, our strategy of upgrading our tenant mix impacted NOI as we saw longer downtimes between store closures and new store openings, which led to several months of lost rent. However, in the long term, the upgraded tenant mix is expected to contribute to stronger growth in sales and positively impact NOI in the future.”

In connection with these responses, the Company acknowledges that:

▪	it is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this letter, please do not hesitate to contact Farzana Mitchell or the undersigned at (423) 855-0001.

Sincerely,
CBL & ASSOCIATES PROPERTIES, INC.

_/s/ Andrew F. Cobb_________________
Andrew F. Cobb
Vice President and Director of Accounting

CBL & ASSOCIATES LIMITED PARTNERSHIP
By: CBL HOLDINGS I, INC., its general partner

_/s/ Andrew F. Cobb_________________
Andrew F. Cobb
Vice President and Director of Accounting

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